ALLGREEN PROPERTIES LIMITED

02 FEB 21 ... 2

File No. 82-4959

File No. 82-4959

02015271

Date: 17 JAN 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

ISOO TAN
COMPANY SECRETARY

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1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 27 OF 17.01.2002
Announcement No. 27

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	16/01/2002
Date of change of interest:	15/01/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	250,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	150,000 @$1.20 100,000 @$1.21
No. of shares held before change:	250,377,210
% of issued share capital:	23.85
No. of shares held after change:	250,127,210
% of issued share capital:	23.82

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	250,337,210	0
% of issued share capital:	23.85	0
No. of shares held after change:	250,127,210	0
% of issued share capital:	23.82	0
Total shares:	250,127,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 17/01/2002 to the SGX

MASNET No. 29 OF 17.01.2002
Announcement No. 29

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	16/01/2002
Date of change of interest:	15/01/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	250,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	150,000 @$1.20 100,000 @$1.21
No. of shares held before change:	231,017,774
% of issued share capital:	22
No. of shares held after change:	230,767,774
% of issued share capital:	21.98

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	189,656,554	41,361,220
% of issued share capital:	18.06	3.94
No. of shares held after change:	189,406,554	41,361,220
% of issued share capital:	18.04	3.94
Total shares:	189,406,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 17/01/2002 to the SGX

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

File No. 82-4959

Date: 18 JAN 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 33 OF 18.01.2002
Announcement No. 33

ALLGREEN PROPERTIES LIMITED

VALUATION REPORTS AVAILABLE FOR INSPECTION

The Board of Directors of Allgreen Properties Limited ("APL") wishes to announce that in accordance with the APL Group's accounting policies, investment properties are stated at open market valuation based on valuations by independent professional valuers. Accordingly, valuations have been conducted by CB Richard Ellis and Colliers Jardine on the following investments of the APL Group as at 31 December 2001. For financial year ended 31 December 2001, the investments will be stated on the average of the 2 valuations. The valuation reports/certificates are available for inspection for a period of three months during normal business hours at the registered office of APL at 1 Kim Seng Promenade #05-02, Great World City, Singapore 237994.

Relevant details are set out below:-

Description of Property	Owner	Net Book Value as at 31.12.2000	Valuation by CB Richard Ellis as at 31.12.2001	Valuation by Colliers Jardine as at 31.12.2001	Average of 2 valuations
Great World City (Office) 1 Kim Seng Promenade, Great World City, Singapore 237994	Midpoint Properties Limited	S$368,250,000	S$330,000,000	S$360,000,000	S$345,000,000
Great World City (Retail) 1 Kim Seng Promenade, Great World City, Singapore 237994	Midpoint Properties Limited	S$424,750,000	S$426,400,000	S$433,000,000	S$429,700,000
Great World Serviced Apartments 2 Kim Seng Walk, Singapore 239404	Midpoint Properties Limited	S$306,500,000	S$300,000,000	S$292,000,000	S$296,000,000
Traders Hotel 1A Cuscaden Road, Singapore 249716	Cuscaden Properties Pte Ltd	S$194,250,000	S$186,000,000	S$183,000,000	S$184,500,000
Tanglin Mall 163 Tanglin Road, Tanglin Mall, Singapore 247933	Cuscaden Properties Pte Ltd	S$148,850,000	S$140,700,000	S$158,000,000	S$149,350,000
Tanglin Place 91 Tanglin Road, Tanglin Place, Singapore 247918	Tanglin Place Development Pte Ltd	S$32,350,000	S$31,000,000	S$29,500,000	S$30,250,000
Total		S$1,474,950,000	S$1,414,100,000	S$1,455,500,000	S$1,434,800,000

Submitted by Ms Isoo Tan, Company Secretary on 18/01/2002 to the SGX

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

File No. 82-4959

Date: 21 JAN 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 19 OF 21.01.2002
Announcement No. 20

ALLGREEN PROPERTIES LIMITED

FORMATION OF NOMINATING AND REMUNERATION COMMITTEES

The Board of Directors of Allgreen Properties Limited ("the Company") wishes to announce that the Company has formed the Nominating and Remuneration Committees pursuant to the recommendations under the New Code of Corporate Governance.

The Nominating Committee comprises the following Directors:-

Nominating Committee

(1) Mr Wan Fook Kong (Chairman)
(2) Mr Keith Tay Ah Kee
(3) Mr Teo Joo Kim

The Remuneration Committee comprises the following Directors:-

Remuneration Committee

(1) Mr Keith Tay Ah Kee (Chairman)
(2) Mr Jimmy Seet Keong Huat
(3) Mr Goh Soo Siah

Mr Wan Fook Kong, Mr Jimmy Seet Keong Huat and Mr Keith Tay are all independent Directors of the Board.

Submitted by Ms Isoo Tan, Company Secretary on 21/1/2002 to the SGX